VEDDERPRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005
CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED
2007 MAY 10 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 9, 2007

VIA FEDEX

07023418

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

dlw 5/10

CLZ/kc
Enclosures
cc: Kristin Rice
Mark L. Winget

CHICAGO/#1385554.21

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – 88(2) Return of Allotment of Shares dated March 30, 2007
- Henderson Group plc – Record and Payment Dates dated April 2, 2007
- Henderson Group plc – Notification of Annual Report and Accounts dated April 2, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated April 3, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated April 3, 2007
- Henderson Group plc – Annual Information Update dated April 5, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated April 5, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated April 12, 2007
- Henderson Group plc – Debt Issuance dated April 16, 2007
- Henderson Group plc – Sydney Registered Office Change dated April 23, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified April 23, 2007
- Henderson Group plc – Launch of Debt Issuance dated April 25, 2007
- Henderson Group plc – Dividend Rates dated April 27, 2007
- Henderson Group plc – Change of Director Information dated April 27, 2007
- Henderson Group plc – Publication of Prospectus dated April 27, 2007
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated May 1, 2007

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

RECEIVED

2007 MAY 10 A

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	28,928		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.4492		

List the names and addresses of the allottees and the number and class of *shares allotted to each overleaf*

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 28,928
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______ Date ______

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

File No. 82-34758

Henderson Group plc

Record and payment dates

02 April 2007

Henderson Group plc wishes to confirm the timetable for its proposed final dividend for the year ended 31 December 2006. This includes the dates when the processing of requests by holders of CHESS Depositary Interests (CDIs) to convert CDIs into ordinary shares, or by ordinary shareholders to convert ordinary shares into CDIs, will be suspended.

On 28 February 2007, the Directors announced their recommendation to pay a final dividend in respect of the year ended 31 December 2006 of 2.27 pence* per ordinary share. Payment of this dividend is subject to approval by shareholders at the Annual General Meeting to be held on 3 May 2007.

The timetable is as follows:

Last date for processing requests by CDI holders to convert CDIs into ordinary shares or by ordinary shareholders to convert ordinary shares into CDIs before the payment of dividend	Thu 19 April
CDIs commence trading on the ASX on an ex-dividend basis	Fri 20 April
Ordinary shares commence trading on the LSE on an ex-dividend basis	Wed 25 April
Record date for dividend	Fri 27 April
Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs	Wed 30 April
Dividend payment date	Tue 29 May

*For CDI holders, the A$ or the NZ$ equivalent will be confirmed on the record date.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com

File No. 82-34758

Henderson Group plc

2 April 2007

Copies of the annual report and accounts for the year ended 31 December 2006, the 2007 Annual General Meeting notice, proxy forms and CDI voting forms have today been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: +44(0) 20 7066 1000

These documents are also available on the Company's website at
http://www.henderson.com

* * *

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Contacts

Steven O'Brien
Company Secretary
Henderson Group plc
Ph: 0207 818 4841

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

NICHOLAS TOBY HISCOCK

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TEN PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NICHOLAS TOBY HISCOCK – 202,703

HARGREAVES LANSDOWN PENSION TRUSTEES LIMITED – 93,245

8 State the nature of the transaction

ACQUISITION OF SHARES ON 2 APRIL 2007 AS A RESULT OF THE VESTING OF SHARES HELD IN THE LONG TERM INCENTIVE SCHEME, AND THE SUBSEQUENT PART SALE.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

350,724

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

INSIGNIFICANT

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

176,561 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

INSIGNIFICANT

13. Price per *share* or value of transaction

151.8262 PENCE

14. Date and place of transaction

2 APRIL 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

295,948 (OF WHICH 93,245 IS HELD IN A SELF INVESTED PERSONAL PENSION)

16. Date issuer informed of transaction

3 APRIL 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A………………………………

18. Period during which or date on which it can be exercised

N/A………………………………

19. Total amount paid (if any) for grant of the option

N/A………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A………………………………

23. Any additional information

FOLLOWING THESE TRANSACTIONS NICHOLAS TOBY HISCOCK HAS A CONTINGENT ENTITLEMENT UNDER THE RULES OF THE LONG TERM INCENTIVE PLAN OF 1,868,500 ORDINARY 10 PENCE SHARES

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

3 APRIL 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

ROGER PHILIP YATES

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TEN PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS IN 2 ABOVE

8 State the nature of the transaction

ACQUISITION OF SHARES ON 2 APRIL 2007 AS A RESULT OF THE VESTING OF SHARES HELD IN THE LONG TERM INCENTIVE PLAN AND SUBSEQUENT PART SALE.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,096,011

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.12%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

775,000 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.09%

13. Price per *share* or value of transaction

151.8262 PENCE

14. Date and place of transaction

2 APRIL 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,552,661

16. Date issuer informed of transaction

3 APRIL 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A ………………………………

18. Period during which or date on which it can be exercised

N/A ………………………………

19. Total amount paid (if any) for grant of the option

N/A ………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A ………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A ………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A ………………………………

23. Any additional information

FOLLOWING THESE TRANSACTIONS ROGER PHILIP YATES HAS A CONTINGENT ENTITLEMENT UNDER THE RULES OF THE LONG TERM INCENTIVE PLAN OF 5,337,000 ORDINARY 10 PENCE SHARES

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

3 APRIL 2007
END

HENDERSON GROUP PLC
5 April 2006

HENDERSON GROUP PLC
Annual Information Update

Pursuant to United Kingdom Prospectus Rule 5.2, Henderson Group plc sets out below a brief description of the information published throughout the twelve months ended 4 April 2006 by the Company. Further details on the information may be obtained from the Company. All information was notified to a RIS in London and Australia. Some of the information referred to below was provided as at a specific date and may now be out of date.

16:49 03-Apr-06	Update on ASX schedules
09:47 30-Mar-06	Notice of AGM
09:19 30-Mar-06	Annual Report and Accounts
13:15 23-Mar-06	Acquisition review concluded
09:55 14-Mar-06	Block Listing Application
15:33 03-Mar-06	Director/PDMR Shareholding
12:29 03-Mar-06	Discussions with Pearl Group
14:37 01-Mar-06	Update on ASX securities
07:00 28-Feb-06	Full Year 2005 Results
12:46 15-Feb-06	Holding(s) in Company
11:41 10-Feb-06	Directorate Change
12:50 01-Feb-06	Update on ASX securities
13:50 31-Jan-06	Blocklisting Interim Review
13:44 31-Jan-06	Blocklisting Interim Review
13:00 20-Jan-06	Holding(s) in Company
10:22 19-Jan-06	Holding(s) in Company
13:23 03-Jan-06	Update on ASX securities
07:06 21-Dec-05	Disposal
10:08 05-Dec-05	Update on ASX Securities
15:30 15-Nov-05	Block Listing
08:27 02-Nov-05	CDI Update for October 2005
09:12 21-Oct-05	Schedule 10 Notification
09:35 18-Oct-05	Schedule 10 Notification
13:00 10-Oct-05	Schedule 10 Notification
10:51 10-Oct-05	Schedule 10 Notification
16:47 04-Oct-05	Schedule 10 Notification
12:04 04-Oct-05	CDI Update for September 2005
14:44 12-Sep-05	Holding(s) in Company
15:09 09-Sep-05	Holding(s) in Company
16:52 08-Sep-05	Holding(s) in Company
17:17 06-Sep-05	Holding(s) in Company
10:42 01-Sep-05	CDI Update
15:47 26-Aug-05	Schedule 10 notification
07:02 24-Aug-05	Interim Results
10:19 03-Aug-05	Letter re dividend process
09:33 02-Aug-05	Update of CDIs quoted on ASX
11:12 01-Aug-05	Blocklisting Interim Review
09:27 05-Jul-05	Schedule 10 - Perpetual
09:01 05-Jul-05	Schedule 10 - Perennial Group
08:44 04-Jul-05	CDI Update for June 2005
10:46 24-Jun-05	Transition to IFRS
10:50 10-Jun-05	Retirement of director
16:16 09-Jun-05	Schedule 11 notification
16:12 09-Jun-05	Schedule 11 notification
16:08 09-Jun-05	Schedule 11 notification
16:02 09-Jun-05	Schedule 11 notification
15:59 09-Jun-05	Schedule 11 notification
15:55 09-Jun-05	Schedule 11 notification
15:29 09-Jun-05	AGM results
11:06 09-Jun-05	AGM Statement
09:06 02-Jun-05	Securities quoted on ASX
10:15 18-May-05	Schedule 10 Notification
16:45 17-May-05	Block listing application
17:30 16-May-05	AGM notice of meeting

13:17 13-May-05	Schedule 10 - AMP Limited
10:52 12-May-05	Henderson Group plc Sch. 10
09:45 05-May-05	Schedule 10 Notification
18:16 04-May-05	Director Shareholding
18:12 04-May-05	Director shareholding
11:09 04-May-05	Update to Number of CDIs
11:05 28-Apr-05	Schedule 10 Notification
07:30 26-Apr-05	Restoration- Henderson Grp
17:13 25-Apr-05	Court approval of Reduction

- ENDS -

For further information, please contact:

Sonia Whiteside
Assistant Group Company Secretary
Telephone: 020 7818 4768

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 05	Month 04	Year 2007	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,771		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 8,771
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,221		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.696		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): THE PUBLIC	£0.10 Ordinary	1,221
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

Henderson Group plc

Debt issuance

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

16 April 2007

Henderson Group plc (the 'Issuer') announces today a proposed offering (the 'Offering') of approximately GBP150 million of senior bonds, to be listed on the London Stock Exchange, with a maturity of 5 years. The Issuer has mandated The Royal Bank of Scotland Plc ('RBS') and UBS Limited ('UBS') to act as joint lead managers (the 'Joint Lead Managers') of the Offering.

The Offering, which will be unrated, will be launched, subject to market conditions, following an investor roadshow in the UK during this week.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com

This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein in the United States, Canada, Australia, Japan or in any other jurisdiction.

Henderson Group plc

Sydney registered office change

23 April 2007

The Company's registered office address in Australia has changed to:
Level 5
Deutsche Bank Place
126 Phillip Street
Sydney NSW 2000

The Company's registered office in the UK, and its head office, is unchanged:
4 Broadgate
London
EC2M 2DA

For further information
www.henderson.com or

Wendy King
Henderson Group plc
Deputy Company secretary

+44 (0)20 7818 4233
wendy.king@henderson.com

File No. 82-34758

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	AMP Limited, AMP Life Limited and AMP Capital Investors Limited
4. Full name of shareholder(s) (if different from 3.):	Stichting Pensionfonds Hoogovens, Stichting Pensionfonds ABP, Queensland Local Government Superannuation Board, Public Sector Super Scheme, State Authority Superannuation Enhanced Index Share Fund, Government Employees Superannuation Board, Commonwealth Bank Officers Superannuation Corporation Pty Limited as trustee for the Officers' Superannuation Fund, Telstra Super Pty Limited and Equipsuper

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	19 April 2007
6. Date on which issuer notified:	23 April 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares (via CHESS Depositary Interests)	44,463,729	44,463,729	45,494,031	27,309,290	18,184,741	3%	2%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
45,494,031	5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
AMP Life Limited is an indirect wholly owned subsidiary of AMP Limited. AMP Capital Investors Limited is an indirect wholly owned subsidiary of AMP Limited.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 24, AMP Sydney Cove Building 33 Alfred Street Sydney New South Wales 2000 Fax: +61 2 9257 7178
14. Contact name:	David Cullen, Senior Legal Counsel, AMP Capital Investors Limited
15. Contact telephone number:	+61 2 9257 1514

Henderson Group plc

Launch of Debt issuance

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

25 April 2007

Further to the announcement of 16 April 2007, Henderson Group plc confirms today the pricing of an issue of £175 million senior unrated notes due 2 May 2012 (the "Notes"), at 125bps over the 5.00% 2012 UK Gilt. The Notes are expected to be issued on or about 2 May 2007 and the proceeds will be used for general corporate purposes. The joint lead managers of the issuance are The Royal Bank of Scotland plc and UBS Limited.

Application will be made to the UK Listing Authority and the London Stock Exchange to list and trade the Notes with effect from the issue date.

A prospectus, setting out full details of the Notes, is expected to be lodged on the London Stock Exchange and Australian Securities Exchange on or around Friday, 27 April 2007, following approval by the UK Listing Authority.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com

This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein in the United States, Canada, Australia, Japan or in any other jurisdiction.

Henderson Group plc

Dividend rates

27 April 2007

Henderson Group plc wishes to confirm that shareholders on the register at 5.00pm today, the Record Date, will be entitled to a dividend in respect of the six months ended 31 December 2006 of 2.27 pence per ordinary share. For holders of CHESS Depositary Interests (CDIs), the A$ or the NZ$ equivalent will be 5.457323 cents (Australia) and 6.098076 cents (New Zealand) per CDI respectively.

Payment of the dividend is subject to approval by shareholders at the Annual General Meeting to be held on 3 May 2007. If approved, the dividend is expected to be paid on 29 May 2007.

The timetable is as follows:

Record Date for dividend	Fri 27 April
Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs	Mon 30 April
Dividend payment date	Tue 29 May

*The exchange rates that have been applied in translating the dividend amount are as follows: £1 = A$2.404107 and £1 = NZ$2.686377.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com

File No. 82-34758

Henderson Group plc

Change of Director Information

27 April 2007

Notification is made in accordance with LR 9.6.14, that Henderson Group plc has been informed that Mr Rupert Pennant-Rea has retired as a Non-Executive Director of British American Tobacco p.l.c.

Wendy King
Henderson Group plc
Deputy Company secretary

+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc

Publication of prospectus

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

27 April 2007

The following prospectus has been approved by the UK Listing Authority and is available at the UK Listing Authority's Document Viewing Facility:

Prospectus for Henderson Group plc £175,000,000 6.50 per cent Notes due May 2012.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6617v_-2007-4-27.pdf

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com

This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein in the United States, Canada, Australia, Japan or in any other jurisdiction.

File No. 82-34758

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

1 May 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during April 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 30 April 2007, Henderson Group plc's capital consisted of 902,190,614 shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 899,818,215 as at 30 April 2007.

The above figure, 899,818,215, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	595,466,878 At 31 March 2007 (8,822,166) Net transfers 586,644,712 At 30 April 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during April 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
586,644,712	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	902,190,614	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 May 2007..........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

= = = = =

+ See chapter 19 for defined terms.

END